100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2017-03

PolyMet Reports First Quarter  Fiscal 2018 Results

St. Paul, Minn., June 9, 2017 – PolyMet Mining Corp (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three months ended April 30, 2017.  PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.
The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights of Fiscal 2017 and Fiscal 2018 to-date

•
On March 3, 2016, the state determined that the Final Environmental Impact Statement addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments.  The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed.  The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards.

•
On June 2, 2016, the Company agreed to issue up to an additional $14.0 million secured non-convertible debentures to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), to fund permitting and general corporate purposes.  The debentures are on similar terms as the existing non-convertible senior secured debentures.

•	On July 1, 2016, the Company repaid the $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board.
•	On July 11, 2016, the Company submitted applications for water-related permits required to construct and operate NorthMet.
•	On August 2, 2016, the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act.
•	On August 24, 2016, the Company submitted the air quality permit application required to construct and operate NorthMet.

•	In October 2016, the Company closed, in two tranches, a private placement of 40,074,418 units for gross proceeds of $30.055 million which included pro rata participation by Glencore.
•	On November 3, 2016, the Company submitted the Permit to Mine application required to construct and operate NorthMet.
•	On December 15, 2016, the Company received the American Exploration and Mining Association’s Environmental Excellence Award for its responsible development of the NorthMet Project.
•	On December 20, 2016, the Memorandum of Agreement of the Section 106 Consultation under the National Historic Preservation Act was signed by the statutory parties.
•	On January 9, 2017, the USFS issued its Final Record of Decision authorizing the land exchange.
•
Loss for the three months ended April 30, 2017, was $3.225 million compared with $2.352 million for the prior year period.  General and administrative expenses for the three months ended April 30, 2017, excluding non-cash share-based compensation, were $1.128 million compared with $1.213 million for the prior year period.  Other expenses were $1.957 million, including a one-time non-cash loss of $1.324 million on the disposal of wetland credit intangibles, compared with $0.512 million for the prior year period.

•
At April 30, 2017, PolyMet had cash of $11.865 million compared with $18.674 million at January 31, 2017.  The Company is in discussion with Glencore regarding the convertible and non-convertible senior secured debentures currently due to be repaid upon the earlier of availability of construction finance or March 31, 2018.

•	PolyMet invested $4.937 million cash into its NorthMet Project during the three months ended April 30, 2017, compared with $6.868 million in the prior year period.
•
As of April 30, 2017, PolyMet had spent $121.547 million on environmental review and permitting, of which $115.096 million has been spent since the NorthMet Project moved from exploration to development stage.

Goals and Objectives for the Next Twelve Months

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control.  Given these circumstances, PolyMet’s objectives include:

•	Completing the approved land exchange with the USFS and transferring of title to the surface rights over and around the NorthMet mineral rights to PolyMet.
•	Obtaining a decision by the state on 401 Water Quality Certification and U.S. Army Corps of Engineers Final ROD and 404 wetlands permit under the Clean Water Act.
•	Publication of draft state permits (Permit to Mine, air, water, dam safety and water appropriation permits) for public comment.

•	Decisions on state permit issuances.
•	Completion of definitive cost estimate and project update following permits.
•	Completion of project implementation plan.
•	Repayment, restructuring, and/or conversion of Glencore loans.
•	Completion of construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of key permits.

“The state continues its careful and thorough review of the permit applications PolyMet has submitted,” said Jon Cherry, president and CEO.  “In addition to responding to technical questions from the state and federal agencies about the permit applications, we are focused on conducting pre-construction engineering.”

More detail on the status of permit review can be found at: http://polymet.mn.gov/news.html.

Key Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	April 30, 2017	January 31, 2017

Cash & equivalents	$11,865	$18,674
Working capital	(103,419)	16,267
Total assets	391,972	389,049
Total liabilities	187,583	181,720
Shareholders’ equity	$204,389	$207,329

	Three months ended April 30,
Income Statement	2017	2016

General & administrative expense excluding non-cash share-based compensation	$1,128	$1,213
Non-cash share-based compensation	140	627
Other Expenses:
Finance & Other	633	512
Non-cash loss on disposal of intangibles	1,324	-

Loss before tax:	3,225	2,352
Other Comprehensive (Income)	(12)	(56)

Loss per share	0.01	0.01
Investing Activities
NorthMet Property	$4,937	$6,858

Weighted average shares outstanding	318,545,519	277,679,075

*   *   *   *   *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Information Form for the fiscal year ended January 31, 2017 and in other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including the Company’s Form 6-K providing information with respect to operations for the three months ended April 30, 2017,  for a discussion of some of the risk factors and other considerations underlying forward-looking statements.  The Annual Information Form contains the Company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.